UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026.

2.	Earnings Release for Q1 2026.

Item 1

Millicom International Cellular S.A.

For the three-month period ended

March 31, 2026

May 12, 2026

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Unaudited interim condensed consolidated statement of income for the three-month period ended March 31, 2026

in millions of U.S. dollars except per share data	Notes	Three months ended March 31, 2026 (i)	Three months ended March 31, 2025 (ii)
Continuing Operations
Revenue	5	1,985	1,368
Equipment, programming and other direct costs		(479)	(314)
Operating expenses		(650)	(421)
Depreciation		(362)	(220)
Amortization		(105)	(77)
Share of profit in Honduras joint venture and Chile associate	8	(13)	13
Other operating income (expenses), net	3, 8	38	72
Operating profit		416	421
Interest and other financial expenses	11	(248)	(164)
Interest and other financial income		10	2
Other non-operating (expenses) income, net	6	(24)	27
Profit before taxes		154	287
Tax expense		(78)	(71)
Profit (loss) from continuing operations		75	216
Profit (loss) from discontinued operations, net of tax	4	—	3
Net profit for the period		75	219

Attributable to:
Owners of the Company		109	193
Non-controlling interests (see Note 3)		(34)	26

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	0.65	1.14
Diluted ($ per share)	7	0.65	1.14

(i) Colombia Telecomunicaciones S.A. E.S.P. ("Coltel") is fully consolidated since the acquisition of the 67.5% shareholding on February 6, 2026. Additionally, Tigo Uruguay and Tigo Ecuador are also fully consolidated as from Oct 2025, acquisition dates. As a result, numbers are not be directly comparable with March 31, 2025 figures..See note 3 for further details.

(ii) Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2026

in millions of U.S. dollars	Three months ended March 31, 2026	Three months ended March 31, 2025

Net profit for the period	75	219
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	22	(8)
Change in value of cash flow hedges, net of tax effects	3	1
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	—	—
Total comprehensive income for the period	100	212

Attributable to:
Owners of the Company	130	190
Non-controlling interests	(30)	22

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Unaudited interim condensed consolidated statement of financial position as at March 31, 2026

in millions of U.S. dollars	Notes	March 31, 2026	December 31, 2025
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	4, 10	8,718	7,798
Property, plant and equipment, net	4, 9	4,609	3,226
Right of use assets, net	3	2,842	2,346
Investment in Honduras joint venture and associates	8	608	583
Contract costs, net		43	26
Deferred tax assets		350	167
Other non-current assets		472	123
TOTAL NON-CURRENT ASSETS		17,640	14,270

CURRENT ASSETS
Inventories		97	70
Trade receivables, net		645	527
Contract assets, net		92	88
Amounts due from non-controlling interests, associates and joint ventures		28	22
Prepayments		181	110
Accrued income		226	150
Current income tax assets		316	182
Supplier advances for capital expenditure		38	36
Other current assets	3	234	196
Restricted cash		40	50
Cash and cash equivalents		1,177	1,552
TOTAL CURRENT ASSETS		3,074	2,982
Assets held for sale	4	31	1
TOTAL ASSETS		20,746	17,253

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Unaudited interim condensed consolidated statement of financial position as at March 31, 2026 (continued)

in millions of U.S. dollars	Notes	March 31, 2026	December 31, 2025
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,285	1,290
Treasury shares		(35)	(52)
Other reserves		(1,005)	(689)
Retained profits		2,782	1,775
Net profit for the period / year attributable to owners of the Company		109	1,316
Equity attributable to owners of the Company		3,137	3,640
Non-controlling interests		32	(20)
TOTAL EQUITY		3,169	3,621

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	7,393	6,556
Lease liabilities	3, 8	2,769	2,293
Derivative financial instruments	12	97	9
Amounts due to non-controlling interests, associates and joint ventures		116	85
Payables and accruals for capital expenditure	3, 10	1,446	758
Provisions and other non-current liabilities		490	390
Deferred tax liabilities		220	149
TOTAL NON-CURRENT LIABILITIES		12,532	10,240

CURRENT LIABILITIES
Debt and financing	11	1,232	329
Lease liabilities	3, 8	329	293
Derivative financial instruments	12	66	14
Payables and accruals for capital expenditure		475	440
Other trade payables		724	491
Amounts due to non-controlling interests, associates and joint ventures		138	112
Accrued interest and other expenses		803	538
Current income tax liabilities		172	142
Contract liabilities		211	144
Dividend payable	7	309	424
Provisions and other current liabilities		572	464
TOTAL CURRENT LIABILITIES		5,030	3,392
Liabilities directly associated with assets held for sale	4	16	—
TOTAL LIABILITIES		17,577	13,633
TOTAL EQUITY AND LIABILITIES		20,746	17,253

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2026

in millions of U.S. dollars	Notes	March 31, 2026	March 31, 2025 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		154	287
Profit before taxes from discontinued operations	4	—	3
Profit before taxes		154	290
Adjustments to reconcile to net cash:
Interest expense on leases		68	38
Interest expense on debt and other financing		180	126
Interest and other financial income		(10)	(2)
Adjustments for non-cash items:
Depreciation and amortization		467	297
Share of profit in Honduras joint venture and Chile associate	8	13	(13)
Gain on disposal and impairment of assets, net	3, 4	(38)	(72)
Share-based compensation		1	3
Other non-operating (income) expenses, net	6	24	(28)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(69)	(151)
Decrease (increase) in inventories		(2)	(13)
Increase (decrease) in trade and other payables, net		50	90
Changes in contract assets, liabilities and costs, net		(2)	(6)
Total changes in working capital		(22)	(80)
Interest paid on leases		(68)	(38)
Interest paid on debt and other financing		(138)	(109)
Interest received		12	3
Taxes paid		(53)	(66)
Net cash provided by operating activities		590	348
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	(742)	—
Purchase of spectrum and licenses	10	(99)	(36)
Purchase of other intangible assets	10	(53)	(48)
Purchase of property, plant and equipment	9	(169)	(132)
Proceeds from sale of property, plant and equipment	9	—	65
Dividends and dividend advances received from joint ventures and associates		28	16
Loans granted within the Tigo Money lending activity, net		—	(1)
Cash (used in) provided by other investing activities, net		(18)	6
Net cash provided by (used in) investing activities		(1,053)	(129)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2026 (continued)
in millions of U.S. dollars	Notes	March 31, 2026	March 31, 2025 (i)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	344	—
Repayment of debt and other financing	11	(54)	(31)
Lease capital repayment		(72)	(43)
Share repurchase program		—	(119)
Dividends paid to owners of the Company		(125)	(170)
Net cash from (used in) financing activities		92	(364)
Exchange impact on cash and cash equivalents, net		6	(21)
Net increase (decrease) in cash and cash equivalents		(365)	(166)
Cash and cash equivalents at the beginning of the year		1,550	699
Effect of cash in disposal group held for sale	4	(9)	—
Cash and cash equivalents at the end of the period		1,177	534

(i) Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Unaudited interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2026

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
Adjustment on adoption of Amendment to IAS 21	—	—	—	—	—	—	(188)	(188)	—	(188)
Total comprehensive income/ (loss) for the period	—	—	—	—	—	193	(3)	190	22	212
Dividends	—	—	—	—	—	(123)	—	(123)	(2)	(125)
Purchase of treasury shares (ii)	—	(4,396)	—	—	(123)	—	—	(124)	—	(124)
Share based compensation	—	—	—	—	—	—	3	3	—	3
Issuance of shares under share-based payment schemes	—	1,034	—	(6)	24	4	(22)	—	—	—
Balance on March 31, 2025	172,096	(5,219)	258	1,058	(142)	2,954	(741)	3,386	(33)	3,353

Balance on December 31, 2025	169,000	(1,906)	253	1,036	(52)	3,091	(689)	3,640	(20)	3,621
Total comprehensive income for the period	—	—	—	—	—	109	21	130	(30)	100
Dividends (Note 7)	—	—	—	—	—	1	—	1	(1)	—
Purchase of treasury shares (ii)	—	(170)	—	—	(5)	(5)	—	(10)	—	(10)
Acquisition of EPM's non-controlling interest (iii)	—	—	—	—	—	(305)	(321)	(627)	55	(571)
Effect of Coltel's acquisition (see note 3)	—	—	—	—	—	—	—	—	27	27
Share based compensation	—	—	—	—	—	—	1	1	—	1
Issuance of shares under share-based payment schemes	—	781	—	(5)	21	—	(16)	1	—	1
Balance on March 31, 2026	169,000	(1,296)	253	1,032	(35)	2,892	(1,005)	3,137	32	3,169
(i)	Retained profits – includes profit for the period attributable to equity holders, of which at March 31, 2026, $715 million (2025: $674 million) are not distributable to equity holders.

(ii)	During the three-month period ended March 31, 2026, Millicom did not repurchase any shares and withheld approximately 170,064 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2025: 4,216,397 shares repurchased and 179,347 withheld).

(iii)	On January 27, 2026, Millicom was awarded 100% of EPM's remaining shares in UNE EPM Telecommunicaciones S.A. ("UNE or Tigo Colombia") following a winning bid in the public auction conducted by Empresas Públicas de Medellín E.S.P.("EPM") at a price of COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion (approximately US$ 571 million). The transaction closed on January 29, 2026.

As of March 31, 2026 EPM is still a non-controlling partner in certain operations in Colombia, while La Nacion is the non-controlling partner in Coltel (See Note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of fixed and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On May 11, 2026, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2025 consolidated financial statements.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Foreign currency

In accordance with the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, the Group evaluated the exchangeability of the Boliviano (BOB). Based on this evaluation, the Group determined that the BOB was not exchangeable and, accordingly, applied alternative estimated exchange rates, in compliance with the requirements of the amended standard. As of the date of the initial application of the amendment referred above, the estimated exchange rate was 11.32 BOB per U.S. dollar. In turn, the official reference exchange rate was 6.91 BOB per US dollar as of January 1, 2025.

The adoption of the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates' as of January 1, 2025 resulted in a negative impact of $70 million on remeasurement of monetary and non-monetary items and a negative translation into presentation currency (USD) effect of $118 million, totaling $188 million negative effect included in a single line item, titled "Adjustment on adoption of Amendment to IAS 21", in the Group's consolidated statements of changes in equity for the three-month period ended March 31, 2025.

II.	New and amended IFRS standards

The following standards are effective for annual periods starting on January 1, 2027 and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements': IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the three-month period ended March 31, 2026

Colombia Acquisitions - UNE EPM remaining shares acquisition and Acquisition of Telefónica’s Controlling Stake in Colombia Telecomunicaciones S.A. E.S.P. (Coltel)

Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, have entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. See also Note 14: "UNE EPM remaining shares acquisition" and "Acquisition of Telefónica’s Controlling Stake in Colombia Telecomunicaciones S.A. E.S.P. (Coltel)").

On January 27, 2026, Millicom was awarded 100% of Empresas Publicas de Medellin E.S.P.'s ("EPM") remaining shares in UNE EPM Telecomunicaciones S.A. (“UNE” or “Tigo Colombia”) following a successful bid in the public auction conducted by EPM. Millicom offered COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion (approximately US$ 571 million). The transaction closed on January 29, 2026. As Millicom already controlled Tigo UNE and its subsidiaries prior to the transaction, the acquisition of EPM’s non-controlling interest was accounted for as an equity transaction within the Millicom Group. Accordingly, the consideration paid was recognized as a reduction of consolidated equity, with no impact on profit or loss, as disclosed in the 'condensed consolidated statements of changes in equity', resulting in a decrease in equity of US$ 627 million.

On February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”) through a tender offer that was conducted in accordance with publicly disclosed terms, at a price of approximately US$ 214.4 million. Following the completion of the transaction, the initial accounting for the business combination remains at an early stage and, accordingly, does not include expected remeasurement of intangible assets, such as spectrum, right of use assets / lease liabilities and PP&E which are part of the joint operations with Tigo Colombia (UT/UNIRED). The provisional fair values are subject to a high degree of measurement uncertainty and might change as Millicom continues to obtain information about facts and circumstances that existed at the acquisition date. The measurement period will not exceed 12 months from the acquisition date. Any adjustments to the provisional amounts will be recognized retrospectively as if the accounting for the acquisition had been completed at the acquisition date, with a corresponding adjustment to the carrying amount of the investment. See also Note 14.

At acquisition date - February 6, 2026 Provisional fair values (100%) ($ millions)

Coltel	Provisional fair values (At acquisition date February 6, 2026) ($ millions)
Intangible assets (excluding goodwill)	782
Property, plant and equipment	1,407
Right of use assets	470
Other non-current assets	555
Current assets (excluding trade receivables and cash and cash equivalents )	297
Trade receivables	103
Cash and cash equivalents	35
Total assets acquired	3,649
Lease liabilities	470
Other debt and financing	1,384
Other liabilities	1,708
Total liabilities assumed	3,562
Fair value of assets acquired and liabilities assumed, net	87
(A) Fair value of assets acquired and liabilities assumed, net (67.5%)	59
(B) Purchase consideration (67.5%)	214
(C=B-A) Provisional goodwill arising on acquisition	155

The goodwill is attributable to the workforce and the future expected synergies and profitability of Coltel. It is currently not expected to be tax deductible. As from acquisition and for the period ended March 31, 2026, Coltel contributed $267 million of revenue and a net loss of $49 million to the Group. This net loss has been negatively impacted by approximately $65 million of recorded severance costs as Millicom carried out cost reduction projects, with a focus on efficiency after acquisition. Acquisition related costs included in the statement of income under operating expenses were approximately $16 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Acquisition of Telefónica’s Operation in Chile Jointly with NJJ

On February 10, 2026, Millicom through a joint vehicle, Celtel Chile, S. L. (owned by Millicom Spain, S.L. at 49% and NJJ Cactus SAS at 51%), completed the acquisition of 100% of the shares of Telefónica Moviles Chile, S.A., pursuant to a Share Purchase Agreement (SPA) executed at the same date. The closing consideration was $50 million paid in cash. The SPA also provides for contingent consideration in the form of two earn-outs up to $490 million, determined by formulas and procedures set out in the SPA, without recourse to Millicom. In addition, under a Call Option Agreement signed at closing, Millicom has two 30-day windows following the fifth and sixth anniversaries of closing to acquire NJJ’s entire interest in Celtel Chile, S.L. at a price determined under the agreement’s valuation formulas; if Millicom does not exercise, NJJ obtains a subsequent 60-day option to acquire Millicom’s interest using the same pricing methodology. At inception, the call option was accounted for as a derivative instrument, and based on the valuation assumptions, its fair value was determined to be immaterial.The call option arrangements do not confer present joint control over Celtel Chile by Millicom.

Celtel and its subsidiaries meet the definition of an associate for Millicom. Millicom hence accounts them using the equity method. As of 31 March, 2026, Celtel has only recently commenced the purchase price allocation process and therefore remains at an early stage. As a result, the provisional fair values are subject to a high degree of measurement uncertainty and might change as Celtel continues to obtain information about facts and circumstances that existed at the acquisition date. The measurement period will not exceed 12 months from the acquisition date. Any adjustments to the provisional amounts will be recognized retrospectively, as if the accounting for the acquisition had been completed at the acquisition date, with a consequent adjustment to the carrying amount of the investment. See also Note 8.

Agreement to sell MFS business in Paraguay

On January 5, 2026, Tigo Paraguay signed a Share Purchase Agreement ("SPA") to sell its Mobile Finance business ("MFS") in Paraguay (Mobile Cash Paraguay S.A. and Transcom S.A.) for a base price of $10 million, net of cash and debt but including a working capital required to operate (and a potential $7 million earn-out, contingent of SPA's conditions). In March, 2026, Tigo Paraguay has gathered the non-customary regulatory approvals and though the transaction is still subject to certain additional regulatory approvals all assets and liabilities of our MFS business in Paraguay were classified as held for sale as of March 31, 2026 and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'net result from discontinued operations', in accordance with IFRS 5. Comparative figures of the statement of income have been re-presented accordingly.

Acquisitions or disposals for the year ended December 31, 2025

Uruguay Acquisition ("Tigo Uruguay")

On October 7, 2025, Millicom completed the acquisition of 100% of Telefonica Moviles del Uruguay S.A. (Movistar) after final regulatory approval, for an enterprise value of $440 million. As of March 31, 2026, Millicom is still working on its purchase accounting, with no further updates to the provisional purchase price allocation reported as of December 31, 2025. The fair values of identifiable assets and liabilities are subject to further work and analysis as the Group completes its valuation procedures. Any adjustments arising during the measurement period will be recognised retrospectively as at the acquisition date, with a corresponding adjustment to goodwill. Finalization of the fair value exercise is expected to occur before Q3 2026.

Ecuador Acquisition ("Tigo Ecuador")

Millicom completed the acquisition of 100% of Telefónica’s telecommunications operations in Ecuador on October 30, 2025, after final regulatory approval, for an enterprise value of $380 million. As of March 31, 2026, Millicom is still working on its purchase accounting, with no further updates to the provisional purchase price allocation reported as of December 31, 2025. The fair values of identifiable assets and liabilities are subject to further work and analysis as the Group completes its valuation procedures. Any adjustments arising during the measurement period will be recognised retrospectively as at the acquisition date, with a corresponding adjustment to goodwill. Finalization of the fair value is expected to occur before October 29, 2026.

Lati Disposal - Lati Operations and other assets

On October 28, 2024, Millicom agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets. In addition to the transactions with SBA, Millicom sold Lati Paraguay to Atis Group on June 3, 2025.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

As further explained in our audited consolidated financial statements for the year ended December 31, 2025, gain on sale for the year ended December 31, 2025 of $741 million has been recognized under "Sale of Lati Operations" in the consolidated statement of income for the year ended December 31, 2025, while the gain share on the sale of assets from Tigo Honduras to Lati Honduras for approximately $50 million, has been recognized under "Share of Profit in Honduras joint venture" for the year ended December 31, 2025).

Following the closings with SBA, Tigo Guatemala signed a Master Lease Agreement amendment for the use of ground space on January 22, 2026. The amendment has a 15-year term and is for a total annual lease amount of approximately $13 million (resulting in the recognition of right-of use assets and lease liabilities for $119 million, together with new equipment dismantling provisions for $20 million). Concurrently, the termination of the prior lease agreements led to the derecognition of right-of-use assets by $68 million and lease liabilities by $74 million, with the net impact of $6 million recognized in other operating income (expenses), net line during the three-month period ended March 31, 2026. In addition the derecognition of tower dismantling provisions resulted in a gain of approximately $33 million (recognized also in other operating income (expenses), net line during the three-month period ended March 31, 2026).

During the three-month period ended March 31, 2025 and as part of the other assets portfolio sale described above, Tigo Nicaragua transferred most of the towers to SBA for a total gross consideration of approximately $49 million. The tower transfer qualified as a sale under IFRS 15. Under IFRS 16, Tigo Nicaragua recognized only the gain on the portion of rights transferred, for approximately $17 million, under ‘Other operating income (expenses), net for the three-month period ended March 31, 2025’, since it continues to use a percentage of the towers economic benefit via the leaseback.

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Agreement to sell MFS business in Paraguay

Financial information relating to discontinued operations relate to our MFS business in Paraguay (see note 3). The figures shown below are after inter-company eliminations.

Results from Discontinued Operations ($ millions)	Three months ended March 31, 2026	Three months ended March 31, 2025
Revenue	3	6
Cost of sales	(1)	(2)
Operating expenses	(1)	(1)
Other operating income (expenses), net	(1)	—
Operating profit (loss)	—	3
Profit (loss) before taxes	—	3
Net profit/(loss) from discontinued operations	—	3

The assets and liabilities reclassified to Assets and liabilities held for sale were as follows:

Assets and liabilities reclassified as held for sale	March 31, 2026
Intangible assets, net	1
Other non-current assets	1
Other current assets	3
Restricted cash	17
Cash and cash equivalents	9
Total assets of disposal group held for sale	30
Current liabilities	16
Total liabilities of disposal group held for sale	16
Net assets / book value	14

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

Cash flows from discontinued operations (in millions of U.S. dollars)	Three months ended March 31, 2026	Three months ended March 31, 2025
Cash from (used in) operating activities, net	8	3
Cash from (used in) investing activities, net	(1)	(1)
Cash from (used in) financing activities, net	(7)	—
Net cash inflows/(outflows)	—	2

Colombia

As of December 31, 2025 assets held for sale amounts to $1 million (and relate to Property, plant and equipment, net from Tigo Colombia).

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single geographical region, Latin America, and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Paraguay, El Salvador, Bolivia, Nicaragua, Costa Rica, Uruguay, Ecuador and Chile.

As further explained in the 2025 Group's Consolidated Financial Statements, the 'Chief Operating Decision Maker ("CODM") assesses performance and allocates resources, based on individual countries, which are also operating segments under IFRS 8. Following the recent acquisition of Coltel, the CODM assesses performance and allocate resources in Colombia separately for Tigo Colombia and Coltel, which are therefore presented as separate operating segments. In addition, the Honduras joint venture is reviewed by the CODM in a manner consistent with the Group’s controlled operations and accordingly presented as a separate operating segment at 100%. In the case of the Chile associate, information on its operating results is regularly reviewed by Millicom's CODM, due to its strategic significance, primarily for the purpose of assessing the ongoing investor–investee relationship. In accordance with IFRS 8 Operating Segments, this regular review by the CODM qualifies the Chile associate as an operating segment, and it is therefore presented as a separate operating segment at 100%. The amounts of the Honduras joint venture and the Chile associate are subsequently eliminated to reconcile to the Group consolidated results, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and Adjusted EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and Adjusted EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and Adjusted EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Nomination, Talent and Compensation Committee also employs service revenue and Adjusted EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and Adjusted EBITDA to profit before taxes is provided below.

Following the above-mentioned changes in scope which took place during 1Q of 2026, the Group considers the following individual countries as reportable segments, with Ecuador being reported on separately to provide additional information to users of the financial statements, even though it does not meet the quantitative thresholds for reportable segments under IFRS 8. (and Bolivia no longer considered as a reportable segment following the application of IAS21 Amendments). Comparative information has been re-presented accordingly.

Revenue, Service revenue, Adjusted EBITDA, capital expenditures and other segment information for the years ended March 31, 2026, and 2025 are shown on the below:

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2026 (in millions of U.S. dollars)	Guatemala	Tigo Colombia	Coltel Colombia	Panama	Honduras	Paraguay	Chile	Ecuador	Other segments (v)	Total segments	Inter-segment and other eliminations (iv)	Total Group
Service revenue (i)	370	410	243	172	150	158	204	110	402	2,220	(362)	1,857
Telephone and equipment revenue	57	6	24	8	8	5	51	6	22	187	(59)	128
Revenue	428	416	267	180	158	163	255	116	424	2,407	(421)	1,985
Inter-segment revenue	2	—	—	1	1	1	—	—	6	11	n/a	n/a
Revenue from external customers	426	416	267	179	157	162	255	116	418	2,395	n/a	n/a
Adjusted EBITDA (ii)	237	172	33	91	82	92	5	56	202	969	(113)	857
Capital expenditures (iii)	36	58	18	17	19	12	27	6	42	234	(41)	193

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and Chile associate and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the three-month period ended March 31, 2026 and 2025 can be reconciled with notes 9 and 10 for amounts of $172 million and $21 million respectively (2025: $113 million and $19 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture/ Chile as an associate.

(v)	Includes our operations in El Salvador, Nicaragua, Costa Rica, Uruguay and Bolivia.

Three months ended March 31, 2025 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Honduras	Paraguay(*)	Other segments (v) (**)	Total segments	Inter-segment and other eliminations (iv)	Total Group
Service revenue (i)	349	334	172	148	125	305	1,432	(153)	1,279
Telephone and equipment revenue	56	7	8	8	4	14	97	(8)	89
Revenue	405	341	180	155	129	319	1,529	(161)	1,368
Inter-segment revenue	2	—	—	1	1	3	8	n/a	n/a
Revenue from external customers	403	340	180	154	128	316	1,521	n/a	n/a
Adjusted EBITDA (ii)	222	133	92	77	66	144	735	(102)	633
Capital expenditures (iii)	33	40	16	8	10	37	142	(10)	132

(*) Re-presented for discontinued operations (see note 4).

(**) Re-presented for 'Other Segments' category, including Bolivia.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

5. SEGMENT INFORMATION (Continued)

Reconciliation of Adjusted EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Three months ended March 31, 2026	Three months ended March 31, 2025
Adjusted EBITDA for reportable segments	969	735
Depreciation	(362)	(220)
Amortization	(105)	(77)
Share of profit in Honduras joint venture and Chile associate	(13)	13
Other operating income (expenses), net	38	72
Interest and other financial expenses	(248)	(164)
Interest and other financial income	10	2
Other non-operating (expenses) income, net	(24)	27
Honduras joint venture and Chile associate	(86)	(77)
Unallocated expenses and other reconciling items (i)	(26)	(25)
Profit before taxes from continuing operations	154	287

(i) The unallocated expenses are primarily related to centrally managed costs.

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2026	Three months ended March 31, 2025
Change in fair value of derivatives (see note 12)	(17)	1
Exchange gains (losses), net	—	26
Other non-operating income (expenses)	(6)	1
Total	(24)	27

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE

A.	Shareholder remuneration policy

On November 29, 2024, Millicom's Board approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million paid on January 10, 2025.

On 14 January, 2025, Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned announcements:

1.	On February 26, 2025, Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.

2.	On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share , payable in four equal quarterly installments: $0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.

3.	On August 6, 2025, Millicom's Board approved an additional interim dividend of $2.50 per share, payable in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE (Continued)

4.	On March 20, 2026, the Board proposed that the Annual General Meeting of its shareholders to be held in Luxembourg on May 20, 2026, declares an Annual Dividend of $3.00 per share payable in four equal quarterly installments: $0.75/share in July, 2026; $0.75/ share in October, 2026: $0.75/share in January, 2027 and; $0.75/share in April, 2027

Earning per common share

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Three months ended March 31, 2026	Three months ended March 31, 2025
Basic and Diluted
Net profit attributable to all equity holders to determine the profit per share	109	193

in thousands
Weighted average number of ordinary shares for basic earnings per share	167,251	169,238
Effect of dilutive share-based compensation plans	275	727
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	167,525	169,965

in US dollar
Basic
Earnings per common share for profit for the period attributable to owners of the Company	0.65	1.14
Diluted
Earnings per common share for profit for the period attributable to owners of the Company	0.65	1.14

(i) For the purpose of calculating the diluted earnings per common share, the weighted average outstanding shares used for the basic earnings per common share were increased only by the portion of the shares which have a dilutive effect on the earnings per common share.

8. JOINT ARRANGEMENTS AND MAIN ASSOCIATES

Tigo Honduras

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At March 31, 2026, the equity accounted net assets of our joint venture in Honduras totaled $438 million (December 31, 2025: $385 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $4 million (December 31, 2025: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended March 31, 2026, Millicom's joint venture in Honduras repatriated cash of $34 million under different forms (March 31, 2025: $23 million).

At March 31, 2026, Millicom had $233 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2025: $192 million). In addition, as of March 31, 2026, Millicom had a total receivable from Honduras joint venture of $15 million, (December 31, 2025: $19 million) mainly corresponding to other operating receivables.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

8. JOINT ARRANGEMENTS AND MAIN ASSOCIATES (Continued)

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2026
Honduras
Opening Balance at January 1, 2026	583
Millicom's share of the results for the period	11
Currency exchange differences	(5)
Closing Balance at March 31, 2026	589

UNIRED and UT

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. Millicom and Telefonica had joint control of UNIRED and UT until the acquisition of Coltel (date as from which the Millicom Group began consolidating UNIRED and UT in full; see Note 3 for further reference).

During the first quarter of 2025, Tigo Colombia derecognised right-of-use assets and liabilities amounting to $71 million and $104 million, respectively, in connection with lease agreements previously classified as assets held for sale in fourth quarter of 2024. These lease agreements were transferred to UNIRED, the entity that had already assumed the role of lessee under the respective contracts. The net impact of the derecognition resulted in a gain of $33 million, which was recognized in the consolidated statement of profit or loss under ‘Other operating income (expenses), net for the period ended March 31, 2025 Additionally, the Tigo Colombia terminated certain lease agreements with deferred gains of $15 million as of December 31, 2024. These gains were accelerated and recognized in full in Q1 2025 within the same line item.

Tigo Chile

As previously explained in Note 3, NJJ and Millicom, through a joint vehicle, Celtel, completed on February 10, the acquisition of Telefónica Moviles Chile, S.A. ("Tigo Chile"). Millicom has significant influence over Tigo Chile holding 49% of shareholding. The Group accounts for associates in the same way as it accounts for joint ventures, that is, using the equity method. The table below summarizes the movements for the period in respect of the Chile associate's carrying value:

in millions of U.S. dollars	2026
Chile
Opening Balance at February 10, 2026	25
Millicom's share of the results for the period	(25)
Closing Balance at March 31, 2026	—

In February 2026, Tigo Chile entered into a new $65 million Revolving Credit Facility ("RCF") expiring in August 2027, with margins varying based on credit ratings. As of 31 March 2026, the full balance of this RCF was available. Additionally, in March 2026, Tigo Chile repaid CLP79,290 million of its local bond series Q, at maturity.

9. PROPERTY, PLANT AND EQUIPMENT

During the period ended March 31, 2026, Millicom added property, plant and equipment for $172 million (March 31, 2025: $113 million) and received $0 million from disposal of property, plant and equipment (March 31, 2025: $65 million including $49 million from the tower sale and leaseback transaction between Tigo Nicaragua and SBA, as detailed in note 3).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

10. INTANGIBLE ASSETS

During the period ended March 31, 2026, Millicom added intangible assets for $48 million of which $27 million related to spectrum and licenses (mostly attributable to frequency charges costs to the 700MHz and 3,500 MHz bands in Ecuador), and $21 million to additions of other intangible assets (March 31, 2025: $28 million of intangible assets out of which $9 million related to spectrum and licenses mostly attributable to the 10 MHz spectrum in the 1900 MHz band awarded to Tigo Panama; and $19 million to additions of other intangible assets). During the period ended March 31, 2026 and March 31, 2025, Millicom did not received any proceeds from disposal of intangible assets.

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the period ended March 31, 2026 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Colombia

On March 11, 2026, Tigo Colombia executed a variable four-year term loan with Davivienda Bank, for an amount of COP 220,000 million. For the period ended March 31, 2026 , Tigo Colombia partially repurchased its UNE Bond 3 (tranche B) for COP 35,250 million originally due in May 2026.

During March 2026, Coltel executed a one year variable loan with JP Morgan for an amount of COP70,000 million.

Guatemala

On February 18, 2026 and on March 17, 2026, Tigo Guatemala executed two variable (one with a five-year term and the other with a six-year term) bank credit loans with Banco GYT Continental and Banco Agricola Mercantil for an amount of GTQ 400 million each.

Corporate

On March 27, 2026, Millicom executed a new 8-year COP-USD linked Private Bond issuance for COP 370,000 million at fixed rate subscribed by Inter-American Development Bank (IDB) and Proparco.

B. Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at March 31, 2026	As at December 31, 2025
Due within:
One year	1,232	329
One-two years	916	697
Two-three years	1,583	1,047
Three-four years	948	1,025
Four-five years	1,129	1,014
After five years	2,818	2,773
Total debt and financing	8,624	6,886

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

11. FINANCIAL OBLIGATIONS (continued)

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2026	Three months ended March 31, 2025
Interest expense on bonds and bank financing	(135)	(98)
Interest expense on leases	(68)	(38)
Others	(46)	(28)
Total interest and other financial expenses	(248)	(164)

12. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2026 and December 31, 2025:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at March 31, 2026	As at December 31, 2025	As at March 31, 2026	As at December 31, 2025
Debt and financing	8,624	6,886	8,366	6,672

(i)       Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

MIC SA entered into swap contracts in order to hedge the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $252 million, using the exchange rate at the time of the issuance of this bond) issued in January 2022 with maturity date January 2027. As of March 31, 2026 Coltel has swaps contracts to hedge the foreign currency risk in relation to a $500 million bond issued in 2020 and to a $70 million bank loan raised in 2024.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE. On January 5 ,2026, the mentioned swaps expired, in accordance with their maturity dates. During the period ended March 31, 2026, Tigo Colombia and Tigo Paraguay entered into short-term forwards in order to hedge foreign currency risk of USD denominated expected obligations. As of March 31, 2026, Coltel has current and non-current non-delivery forwards in order to hedge foreign currency risk of USD denominated expected obligations.

The net fair value of the aforementioned swaps/forwards amounts to a liability of $162 million as of March 31, 2026 (December 31, 2025: a liability of $23 million).

Interest rate swaps, currency swaps and forwards are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at March 31, 2026.

13. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of March 31, 2026, the total amount of claims brought against MIC SA and its subsidiaries is $188 million, (December 31, 2025: $146 million). The Group's share of the comparable exposure for its joint venture in Honduras and Chile associate is $8 million (December 31, 2025: $3 million).

As at March 31, 2026, $47 million has been provisioned by the Group for these claims and risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2025: $37 million). The Group's share of provisions made by the joint venture and the associate was $5 million (December 31, 2025: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

13. COMMITMENTS AND CONTINGENCIES (continued)

Taxation

At March 31, 2026, the tax risks exposure of the Group's subsidiaries is estimated at $401 million, for which provisions of $33 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2025: $376 million of which provisions of $32 million were recorded). The Group's share of comparable tax exposure in its joint venture and associates amounts to $187 million (December 31, 2025: $160 million) for which provisions of $9 million (December 31, 2025: $8 million), were made.

Capital commitments

At March 31, 2026, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $382 million of which $367 million are due within one year (December 31, 2025: $305 million of which $280 million are due within one year). The Group’s share of commitments in the Honduras joint venture and associate is $45 million of which $45 million are due within one year (December 31, 2025: $31 million out of which $31 million are due within one year). Additionally, the Group's share of commitments in the UNIRED joint operation was $16 million for December 31, 2025.

14. SUBSEQUENT EVENTS

Colombia - Purchase of "La Nacion" shareholding in Coltel

On April 27, 2026, Millicom completed the acquisition of the remaining 32.5% equity stake in Coltel formerly held by La Nación.

Financing

Corporate: On April 14, 2026, Millicom completed an $87.5 million aggregate principal amount reopening of its 7.375% Senior Notes due 2032 (the “Additional Notes”) in a Regulation S only private placement that is exempt from the registration requirements of the U.S. Securities Act of 1933., as amended (the “Securities Act”) to Banco General, S.A. The Additional Notes have been admitted to trading on the Luxembourg Stock Exchange Euro MTF market.

Paraguay: On April 29, 2026, Tigo Paraguay redeemed all of its 5.875% Senior Unsecured Notes due 2027 (the “Notes”) at par plus accrued and unpaid interest, for an aggregate principal amount of approximately $139.7 million.

Colombia (Coltel): On April 13, 2026, Coltel entered into a one-year new bridge facility with Banco Santander for an amount of $100 million at variable rate. Coltel used these funds to repay the $100 million facility with HSBC, with April 17, 2026 as original maturity date. Additionally, on May 7, 2026, Coltel entered into a new one-year working capital loan agreement in local currency by COP70,000 million (approximately $19 million) with JP Morgan.

Tigo Sports

On April 13, 2026, Tigo Central America and FOX Latin America announced an agreement under which FOX acquired Tigo Sports’ local sports content, a portfolio of local rights, production capabilities, and on-air talent across Guatemala, Honduras, El Salvador, Nicaragua, Costa Rica, and Panama.

Voluntary retirement and severance plans

Tigo Colombia: In April, 2026, Tigo Colombia conducted a voluntary retirement plan for its employees; severance expenses related to this plan of approximately COP95,000 million (approximately $26 million).

Tigo Chile: In April, 2026, Tigo Chile incurred in severance costs for approximately CLP19,000 million (approximately $21 million).

Earnings Release Q1 2026

Item 2

Luxembourg, May 12, 2026

Millicom (Tigo) Q1 2026 Earnings Release

Q1 2026 Highlights*

•	Revenue $2 billion, up 4.2% year-on-year organically and 45.1% as reported

•	Operating profit $416 million, and Adjusted EBITDA of $857 million, which includes $119 million from acquisitions

•	Net profit attributable to company owners of $109 million

•	Equity free cash flow of $225 million up 66.5% year-on-year when excluding last year's infrastructure sale

•	Leverage stood at 2.76x following the acquisitions in Colombia, Ecuador and Uruguay

Financial highlights ($ millions)	Q1 2026	Q1 2025	~~Change %~~	Organic % Change
Revenue	1,985	1,368	45.1%	4.2%
Operating Profit	416	421	(1.2)%
Net Profit attributable to company owners	109	193	(43.4)%
Non-IFRS measures (*)
Service Revenue	1,857	1,279	45.2%	4.9%
Adjusted EBITDA	857	633	35.5%	9.6%
Capex	193	132	46.0%
Operating Cash Flow (OCF)	664	501	32.7%
Equity free cash flow (EFCF)**	225	135	66.5%

*See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.** EFCF excluding disposals.

Millicom Chief Executive Officer Marcelo Benitez commented:

“We are off to a strong start in 2026, with solid operational execution and important progress on the strategic initiatives that will shape the future of Millicom. During the quarter, we strengthened our position in Colombia through the acquisition of EPM’s 50% stake in Tigo UNE and Telefónica’s majority stake in Coltel, which we are now fully consolidating in our results. Shortly after quarter-end, we also acquired the remaining stake in Coltel from La Nación de Colombia. Together, these steps give us greater scale, stronger network assets, and a broader customer base in one of our most important markets.

Led by NJJ, we began to apply the Millicom playbook in Chile, following the acquisition of Telefónica Chile. While it is still early, the new leadership team has already taken decisive action to simplify the commercial offer, stabilize ARPU, reduce leverage, and resize the organization.

Operationally, our underlying business continues to perform well. In Mobile, our prepaid-to-postpaid migration strategy continues to gain traction, supporting ARPU growth and service revenue momentum.

Financially, Service Revenue grew 4.9% organically to USD $2 billion while Adjusted EBITDA reached $857 million, with a reported margin of 43.2%, despite initial Coltel integration and restructuring costs. Equity free cash flow was $225 million for the quarter improving $90 million year-on-year when excluding last years infrastructure sale, a strong outcome for what is typically our weakest quarter.

Overall, we are executing a clear strategy: strengthen our core markets, improve customer value, expand convergence, and maintain disciplined cash flow management.”

1

Earnings Release Q1 2026

2026 Financial Targets

Millicom targets 2026 EFCF of at least $900 million and year-end leverage around 2.5x. These targets include restructuring costs of all acquired businesses.

Subsequent Events

Colombia - Purchase of "La Nacion" shareholding in Coltel

On April 27, 2026, Millicom completed the acquisition of the remaining 32.5% equity stake in Coltel formerly held by La Nación.

Financing

Corporate: On April 14, 2026, Millicom completed an $87.5 million aggregate principal amount reopening of its 7.375% Senior Notes due 2032 (the “Additional Notes”) in a Regulation S only private placement that is exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) to Banco General, S.A. The Additional Notes have been admitted to trading on the Luxembourg Stock Exchange Euro MTF market.

Colombia (Coltel): On April 13, 2026, Coltel entered into a one-year new bridge facility with Banco Santander for an amount of $100 million at variable rate. Coltel used these funds to repay the $100 million facility with HSBC, with April 17, 2026 as original maturity date.  Additionally, on May 7, 2026, Coltel entered into a new one-year working capital loan agreement in local currency by COP 70,000 million (approximately $19 million) with JP Morgan.

Paraguay: On April 29, 2026, Tigo Paraguay redeemed all of its 5.875% Senior Unsecured Notes due 2027 (the “Notes”) at par plus accrued and unpaid interest, for an aggregate principal amount of approximately $139.7 million.

Tigo Sports

On April 13, 2026, Tigo Central America and FOX Latin America announced an agreement under which FOX acquired Tigo Sports’ local sports content, a portfolio of local rights, production capabilities, and on-air talent across Guatemala, Honduras, El Salvador, Nicaragua, Costa Rica, and Panama.

Voluntary retirement and severance plans

Tigo Colombia: In April, 2026, Tigo Colombia conducted a voluntary retirement plan for its employees; severance expenses related to this plan of approximately COP95,000 million (approximately $26 million).

Tigo Chile: In April, 2026, Tigo Chile incurred severance costs for approximately CLP19,000 million (approximately $21 million).

2

Earnings Release Q1 2026

Group Quarterly Financial Review - Q1 2026

Income statement data (IFRS)	Q1 2026	Q1 2025	% change
$ millions (except where noted otherwise)
Revenue	1,985	1,368	45.1%
Equipment, programming and other direct costs	(479)	(314)	(52.4)%
Operating expenses	(650)	(421)	(54.2)%
Depreciation	(362)	(220)	(64.7)%
Amortization	(105)	(77)	(35.9)%
Share of profit (loss) in Honduras joint venture and Chile associate	(13)	13	NM
Other operating income (expenses), net	38	72	(46.4)%
Operating profit	416	421	(1.2)%
Net financial expenses	(238)	(161)	(47.4)%
Other non-operating income, (expense) net	(24)	27	NM
Profit before tax	154	287	(46.4)%
Net tax expense	(78)	(71)	(10.7)%
Non-controlling interests	34	(26)	NM
Profit from discontinued operations	—	3	NM
Net profit attributable to company owners	109	193	(43.4)%
Weighted average shares outstanding (millions)	167.25	169.24	(1.2)%
EPS ($ per share)	0.65	1.14	(42.7)%

Revenue increased 45.1% year-over-year in Q1 2026, primarily driven by the acquisition of Coltel in Colombia, the expansion into Ecuador and Uruguay, favorable foreign exchange movements against the U.S. dollar, mainly from Colombia, Paraguay and Bolivia,  as well as continued growth in Mobile and B2B Revenues.

Equipment, programming and other direct costs increased 52.4%, primarily driven by the Coltel acquisition and the addition of Ecuador and Uruguay, which together accounted for a $131 million increase.

Operating expenses increased 54.2% year-on-year, reflecting the integration of operations in Colombia including $65 million in related severance charges as well as the addition of Ecuador and Uruguay.

Depreciation and amortization increased 64.7% and 35.9%, respectively, reflecting mainly the Coltel acquisition in Colombia, the expansion of the consolidation perimeter in Ecuador and Uruguay, and the appreciation of local currencies.

Share of profit (loss) in joint ventures was a negative $13 million mainly reflecting our share of losses in our associate in Chile, partially offset by our share of profits in the Honduras Joint Venture.  Other operating income declined to $38 from $72 million in the year-ago quarter, mainly due to shared mobile network asset transfers in Colombia. As a result, operating profit decreased 1.2%, year-on-year to $416 million.

Net financial expenses increased $77 million year over year to $238 million, driven by higher interest and lease expenses, as a result of the expansion of the perimeter, and increased indebtedness related to recent M&A transactions.

3

Earnings Release Q1 2026

Other non-operating expense, net, totaled $24 million, largely due to realized losses on maturing legacy instruments from the Colombia acquisition.

Net tax expense of $78 million increased year-on-year mainly due to increased profitability and last year's Lati transaction.

Non-controlling interests were a $34 million gain for Q1 2026, versus a $26 million loss in Q1 2025, reflecting our share of losses in the newly acquired Colombian operation.

As a result of the above operating performance, net profit attributable to owners of the company, was $109 million, or $0.65 per share, based on 167.25 million weighted average shares outstanding in Q1 2026. Net profit for the period includes approximately $67 million in restructuring charges related to newly acquired operations.  This compares to a net profit of $193 million or $1.14 per share based on 169.2 million weighted average shares outstanding in Q1 2025. Net Profit for Q1 2025 benefited from approximately $95 million in one time gains.

4

Earnings Release Q1 2026

Cash Flow

Cash flow data* ($ millions)	Q1 2026	Q1 2025	% change
EBITDA from continuing operations	857	633	35.5%
EBITDA from discontinued operations	—	3	(98.9)%
EBITDA including discontinued operations	857	636	34.8%
Cash capex (excluding spectrum and licenses)	(221)	(114)	(93.2)%
Spectrum paid	(99)	(36)	NM
Changes in working capital	(28)	(80)	65.0%
Other non-cash items	1	3	(75.0)%
Taxes paid	(53)	(66)	19.7%
Operating free cash flow	457	342	33.4%
Finance charges paid, net	(126)	(107)	(17.9)%
Lease payments, net	(140)	(82)	(71.1)%
Free cash flow	191	154	24.2%
Repatriation from joint ventures and associates	34	23	47.7%
Equity free cash flow	225	177	27.3%
Less: Proceeds from tower disposals, net of taxes	—	42	NM
Equity free cash flow - ex divestitures, net	225	135	66.5%

* See page 12 for a description of non-IFRS measures.

Equity Free Cash Flow (EFCF) in Q1 2026 was $225 million, compared to $177 million in Q1 2025 which included a non-recurring benefit of $42 million from the infrastructure sale. The increase in EFCF over the past year is explained primarily by the following items:

Positives:

•	$221 million increase in Adjusted EBITDA, primarily driven by portfolio expansion, and operational leverage from topline growth, with additional support from favorable foreign exchange tailwinds, partially offset by one-time restructuring costs.

•	$49 million increase in working capital, mainly due to payments phasing and improved collections.

•	$13 million decrease in taxes paid mainly reflecting higher prior-year tax payments driven by one-off incremental taxes on gains from last year’s infrastructure sale.

•	$11 million increase of repatriation from joint ventures and associates.

Detractors:

•	$107 million increase in Cash Capex driven by a one-time $42 million impact related to last year’s infrastructure sale, higher capex execution in Colombia and Bolivia, in addition to capex obligations stemming from inorganic growth.

•	$63 million in spectrum payments mainly in Ecuador.

•	$58 million increase in lease payments due to the perimeter expansion and tower sale and leaseback transaction.

•	$19 million year-on-year increase in financial expenses primarily driven by recent perimeter expansion and the associated financing costs.

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Earnings Release Q1 2026

Debt

During Q1 2026, gross debt increased $1,739 million to $8,624 million as of March 31, 2026, compared to $6,886 million as of December 31, 2025. The increase was primarily driven by the consolidation of Coltel, which added $1,482 million of gross debt.

As of March 31, 2026, 61% of gross debt was in local currency1, while 57% of our debt was at fixed rates2 with an average maturity of 3.6 years. Approximately 71% of gross debt was held at our operating entities, while the remaining 29% was at the corporate level. The average interest rate on our debt was 7.8%. On our dollar-denominated debt3, the average interest rate was 5.6% with an average maturity of 3.9 years.

Cash was $1,177 million as of March 31, 2026, a decrease of $375 million, compared with $1,552 million as of December 31, 2025, with approximately 80% held in U.S. dollars. As a result, net debt* increased to $7,609 million as of March 31, 2026, up $2,253 million quarter-on-quarter. The increase was driven by $773 million of acquisition-related payments, including the purchase of EPM’s equity stake in Tigo Une, the acquisition of two-thirds of Coltel from Telefónica, and the joint acquisition of Telefónica Chile in partnership with NJJ.

In addition, net debt increased due to the consolidation of Coltel, which added $1,513 million net debt, a $125 million dividend payment and foreign exchange rate impacts from the appreciation of local currency denominated debt. These increases were partially offset by the EFCF generation of $225 million during the quarter. As a result, leverage* increased, ending the quarter at 2.76x, compared with 2.17x as of December 31, 2025.

($ millions)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
USD Debt	3,379	3,293	3,319	3,467	3,451
Local Currency Debt	5,246	3,592	2,941	2,445	2,320
Gross Debt	8,624	6,886	6,260	5,912	5,772
Derivatives & Vendor Financing	162	23	30	27	38
Less: Cash	1,177	1,552	1,664	1,284	535
Net Debt*	7,609	5,357	4,627	4,655	5,275
Leverage*	2.76x	2.17x	2.09x	2.18x	2.47x

* Net Debt and Leverage are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

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Earnings Release Q1 2026

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operational Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed and other services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The macroeconomic environment in our markets remained relatively stable during 1Q 2026, with the Colombian Peso, Paraguayan Guarani and Bolivian Boliviano appreciating year over year 13.3%, 20.5% and 24.5% respectively against the U.S. Dollar, impacting results during the period. Foreign exchange rates and movements are presented on page 16.

Key Performance Indicators

The mobile business ended Q1 with 57.3 million customers, up 37.8% year-on-year reflecting net additions of 8.0 million during the quarter, with postpaid additions of 5.6 million customers primarily as a result of the inclusion of Coltel's operations with the addition of 8.8 million mobile customers, and 5.4 million postpaid customers. Mobile ARPU increased 13.4% year-on-year. Excluding inorganic growth net additions would have increased 827,000 customers with postpaid customers growing 1.0 million for the year, supported by our ongoing efforts to drive pre-to-postpaid migration.

At the end of Q1 2026, Millicom fixed networks passed 21.9 million homes, an increase of 8.3 million for the year. HFC and FTTH customer relationships increased 1.7 million in Q1 26 over Q1 25. HFC/FTTH revenue-generating units ("RGU") increased by 3.0 million year-on-year. These trends were mainly driven by the consolidation of Coltel. Excluding this inorganic growth HFC/ FTTH RGUs  would have declined by 80,000 for the year due to a reduction in fixed telephony connections. This decline was partially offset by an increase of 201,000 broadband internet connections.

Key Performance Indicators* (‘000)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q1 2026 vs Q1 2025
Mobile customers	57,335	49,311	42,158	41,764	41,616	37.8%
Of which postpaid subscribers	16,543	10,919	8,896	8,603	8,356	98.0%
Mobile ARPU ($)	6.7	6.8	6.2	6.0	6.0	13.4%
Homes passed	21,853	13,762	13,708	13,615	13,553	61.2%
Of which HFC/FTTH	21,632	13,541	13,487	13,394	13,332	62.3%
Customer relationships	6,141	4,604	4,576	4,533	4,508	36.2%
Of which HFC/FTTH	5,732	4,186	4,146	4,086	4,045	41.7%
HFC/FTTH revenue generating units	11,082	8,003	8,014	8,011	8,067	37.4%
Of which Broadband Internet	5,553	4,009	3,968	3,900	3,852	44.1%
Home ARPU ($)	26.1	25.3	24.6	24.0	24.8	5.2%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures. ARPU calculation excludes Coltel. During the two-month consolidation period, Coltel’s Mobile and Home ARPU were $6.5 and $26.2, respectively.

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Earnings Release Q1 2026

Financial indicators

In Q1 2026, revenue increased 45.1% year-on-year to $1,985 million, while service revenue increased 45.2% to $1,857 million. Excluding the impact of currency movements, the in-market consolidation, organic service revenue grew 4.9% year-on-year, driven by robust growth in Mobile and B2B Service Revenue

Adjusted EBITDA was $857 million, up 35.5% year-on-year. This increase was driven by $33 million from the consolidation of Coltel, savings from our efficiency program, and the impact of M&A and restructuring-related one-offs reflected in our 2026 results. Capex was $193 million in Q1 2026, up 46.0% year over year due to the incorporation of operations in Ecuador, Uruguay and Colombia. Excluding these effects, capex increased 26.8% year over year, mainly reflecting higher capex execution in line with sales growth. As a result, Operating Cash Flow (OCF) increased 32.7% to $664 million in Q1 2026 from $501 million in Q1 2025.

Financial Highlights*	Q1 2026	Q1 2025	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,985	1,368	45.1%	4.2%
Service revenue	1,857	1,279	45.2%	4.9%
Mobile	1,133	757	49.7%
Fixed and other services	695	499	39.2%
Other	30	23	29.7%
Equipment Revenue	128	89	43.7%
Adjusted EBITDA	857	633	35.5%	9.6%
Adjusted EBITDA margin	43.2%	46.2%	(3.1) pt
Capex	193	132	46.0%
OCF	664	501	32.7%

            * Service revenue, Adjusted EBITDA, Adjusted EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Country performance

Commentary in this section refers to performance measured in local currency terms, unless specified otherwise.

•	Guatemala service revenue totaled $370 million representing year-on-year growth of 5.5%, driven by our pre-to-postpaid migration strategy. Postpaid customers increasing by 20% year-on-year supported by ARPU growth from gradual price increases. Adjusted EBITDA increased 6.0% year-on-year to $237 million, reflecting the underlying service revenue growth.

•	Colombia reported service revenue totaled $653 million, including $243 million related to the acquisition of Coltel. Tigo Colombia service revenue grew 8.4% driven by postpaid mobile revenue, strong B2B performance linked to a cybersecurity contract for the government, and continued improvement in the Home business, supported by 19,000 HFC/FTTH customer net additions and price increases. Reported Adjusted EBITDA amounted to $205 million, including a $33 million increase from Coltel, which was negatively affected by $65 million in severance incurred. Tigo Colombia adjusted EBITDA increased 13.7% year-on-year.

•	Panama service revenue was $172 million, up 0.1% mainly due to a year-on-year increase in postpaid service revenue, partially offset by ARPU pressure in home. Adjusted EBITDA decreased 1.0% year-on-year to $91 million, and the Adjusted EBITDA margin reached 50.7%.

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Earnings Release Q1 2026

•	Paraguay service revenue totaled $158 million, representing year-on-year growth of 4.9%, driven by contributions from all three business units. Adjusted EBITDA increased 15.2% to $92 million in Q1 2026, with the margin expanding to 56.3%. This improvement was driven by operational efficiency gains in the core business, favorable foreign exchange impacts and phasing benefits.

•	Ecuador generated $110 million of service revenue and an Adjusted EBITDA of $56 million, reaching an Adjusted EBITDA Margin of 48.3% mainly reflecting a continued focus on operational efficiencies and cost-cutting initiatives.

•	Service revenue in our Other markets[4] increased 31.6% in U.S. dollar terms reaching $402 million, in line with robust revenue growth in Bolivia, El Salvador, Nicaragua and Uruguay which more than offset the negative performance in Costa Rica. Adjusted EBITDA increased 40.5% driven by an inorganic growth, expanding top-line and operating leverage.

•	Service revenue in our non-consolidated Honduras joint venture increased 5.5% to $150 million, reflecting the continued strong performance seen in recent quarters. Adjusted EBITDA grew 9.8% to $82 million, resulting in an Adjusted EBITDA margin of 51.6% for the quarter.

•	In Chile, our non-consolidated associate reported $204 million in service revenue durint the two months consolidation period, alongside positive Equity Free Cash Flow in the double-digit million range.

•	Corporate costs and others were $26 million in Q1 2026, up 5% year-on-year, mainly due to M&A cost, which were partially offset by savings in other corporate expenses.

ESG highlights

At Millicom, we believe in the power of technology as a fundamental tool for development and equity. Through our social impact programs, we work to bring the opportunities of the digital world to underserved communities across the countries where we operate.

During Q1 2026, our flagship initiatives continued to generate meaningful impact across the region. Through Maestr@s Conectad@s, we trained 4,787 teachers, strengthening their digital and educational capabilities to support innovation in the classroom. Conectadas empowered 9,302 women through digital literacy and entrepreneurship training, helping them develop skills for personal and professional growth. At the same time, Conéctate Segur@ reached 30,319 children, parents, and educators with awareness and educational activities focused on the safe, responsible, and positive use of technology and the internet.

One of the highlights of the quarter was the continued success of Jóvenes Conectados in Paraguay. Due to the strong impact achieved during its first phase, the program launched its second generation and is expected to benefit more than 35,000 young people, continuing to provide digital and professional skills for the future workforce through a strong alliance between the Ministry of Education, private sector partners, and Tigo Paraguay.

Across all our programs, we are actively working to build strong partnerships with local governments, industry leaders, and other key stakeholders to increase our collective impact. Initiatives like Jóvenes Conectados, Maestr@s Conectad@s, Conectadas, and Conéctate Seguro are being strengthened through these alliances, allowing us to scale our efforts, share resources, and maximize success. We remain committed to expanding these collaborations to bring the benefits of the digital world to even more people across our markets.

4 Comprised of El Salvador, Ecuador, Nicaragua, Uruguay and Costa Rica

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Earnings Release Q1 2026

Video conference details

A video conference to discuss these results will take place on May 12 at 08:00 (New York) / 14:00 (Luxembourg) / 13:00 (London). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 869 6353 4578. Please dial a number based on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2026

Date	Event
May 20, 2026	AGM
August 6, 2026	Q2, 2026 results
November 5, 2026	Q3, 2026 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Luca Pfeifer, VP of Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2026, Millicom, including its Honduras Joint Venture and Chile associate, employed over 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 69 million customers, with a fiber-cable footprint over 22 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

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Earnings Release Q1 2026

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

•	potential disruption due to health crises, including pandemics, epidemics, or other public health emergencies, geopolitical events, armed conflict and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the anticipated efficiencies and savings of our cost-reduction project, the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to optimize the utilization of our owned and leased towers, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business, partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

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Earnings Release Q1 2026

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: service revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Capex and Equity Free Cash Flow, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provide them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Compensation and Talent Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, gains/losses on fixed asset disposals, and early termination of leases.

Adjusted EBITDA Margin represents Adjusted EBITDA in relation to revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (last twelve months) Adjusted EBITDA subtracting depreciation of right-of-use assets and interest expense on leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is Adjusted EBITDA less Capex.

Operating Free Cash Flow (OFCF) is Adjusted EBITDA, less cash capex, less spectrum paid, working capital, other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Average Revenue per user per Month (ARPU) for our mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our home customers as (x) the total home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2025 Annual Report for a list and description of non-IFRS measures.

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Earnings Release Q1 2026

Non-IFRS Reconciliations5

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	Adjusted EBITDA
	Q1 2026	Q1 2026	Q1 2026
A- Current period	1,985	1,857	857
B- Prior year period	1,368	1,279	633
C- Reported growth (A/B)	45.1%	45.2%	35.5%
D- Perimeter	30.8%	29.7%	15.5%
E- FX and other*	10.2%	10.6%	10.4%
F- Organic Growth (C-D-E)	4.2%	4.9%	9.6%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

Adjusted EBITDA reconciliation

($ millions)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Profit before tax	154	310	288	771	287
Gains/(losses) from other JVs and associates, net	—	—	(1)	—	—
Other non-operating income, (expense) net	24	(26)	77	18	(27)
Sale of Lati Operations	—	1	(138)	(604)	—
Net financial expenses	238	183	162	168	161
Other operating income (expense), net	(38)	1	3	—	(72)
Share of profit in Honduras joint venture	13	(63)	(14)	(13)	(13)
Amortization	105	85	81	75	77
Depreciation	362	285	235	222	220
Adjusted EBITDA	857	776	693	638	633

Adjusted EBITDA margin

($ millions)	Q1 2026	Q1 2025
Adjusted EBITDA	857	633
Revenue	1,985	1,368
Adjusted EBITDA margin in % (Adj. EBITDA / Revenue)	43.2%	46.2%

5 Except for balance sheet and cash flow items, the 2025 comparative financial information has been re-presented to reflect the classification of Tigo Paraguay’s Mobile Finance business as discontinued operations. Coltel has been fully consolidated since the acquisition of the 67.5% stake on February 6, 2026. Tigo Uruguay and Tigo Ecuador have been fully consolidated since their respective acquisition dates in October 2025.

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Earnings Release Q1 2026

One-off Summary - Items above Adjusted EBITDA

2026
($ millions)	Q1
Colombia - Coltel	(65)
Ecuador	(1)
Uruguay	(1)
Corporate & Others*	(16)
Total	(83)

* Includes smaller restructuring-related items from the other countries not shown separately in these tables.

ARPU reconciliations

Mobile ARPU Reconciliation	Q1 2026	Q1 2025
Mobile service revenue ($m)	1,013	757
Mobile service revenue ($m) from non-Tigo customers ($m) *	(22)	(15)
Mobile service revenue ($m) from Tigo customers (A)	991	742
Mobile customers - end of period (000)	48,571	41,616
Mobile customers - average (000) (B) **	48,941	41,572
Mobile ARPU (USD/Month) (A/B/number of months)	6.7	6.0

The above figures exclude Coltel. Coltel's Mobile ARPU during the two-month consolidation period was $6.5

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q1 2026	Q1 2025
Home service revenue ($m)	368	340
Home service revenue ($m) from non-Tigo customers ($m) *	(6)	(6)
Home service revenue ($m) from Tigo customers (A)	362	334
Customer Relationships - end of period (000) **	4,641	4,508
Customer Relationships - average (000) (B) ***	4,622	4,484
Home ARPU (USD/Month) (A/B/number of months)	26.1	24.8

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

The above figures exclude Coltel. Coltel's Home  ARPU during the two-month consolidation period was $26.2

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (Adjusted EBITDA- Capex) Reconciliation

Group OCF	Q1 2026	Q1 2025
Adjusted EBITDA	857	633
(-)Capex (Ex. Spectrum)	193	132
OCF	664	501

14

Earnings Release Q1 2026

Capex Reconciliation

Capex Reconciliation	Q1 2026	Q1 2025
Additions to property, plant and equipment	172	113
Additions to licenses and other intangibles	48	28
Of which spectrum and license	27	9
Capex additions	220	141
Of which capital expenditures related to headquarters	5	(2)
Change in advances to suppliers	1	6
Change in accruals and payables for property, plant and equipment	99	4
Cash Capex	320	151
Of which spectrum and license	99	36

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q1 2026	Q1 2025
Net cash provided by operating activities	583	348
Purchase of property, plant and equipment	(169)	(132)
Proceeds from sale of property, plant and equipment	—	65
Purchase of intangible assets and licenses	(53)	(48)
Purchase of spectrum and licenses	(99)	(36)
Proceeds from sale of intangible assets	—	—
Finance charges paid, net	193	145
Operating free cash flow	457	342
Interest (paid), net	(193)	(145)
Lease Principal Repayments	(72)	(43)
Free cash flow	191	154
Repatriation from joint ventures and associates	34	23
Equity free cash flow	225	177
Less: Proceeds from tower divestitures, net of taxes	—	42
Equity free cash flow - ex divestitures net proceeds	225	135

* Equity free cash flow does not include Cash Flow from Financing Activities, such as the issuance or repurchase of shares.

15

Earnings Release Q1 2026

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q1 26	Q4 25	QoQ	Q1 25	YoY	Q1 26	Q4 25	QoQ	Q1 25	YoY
Bolivia (i)	BOB	9.31	10.91	17.2%	11.59	24.5%	9.32	9.60	3.0%	11.73	25.9%
Chile (iii)	CLP	895	Not Applicable to Millicom.				927	Not Applicable to Millicom.
Colombia	COP	3,700	3,819	3.2%	4,193	13.3%	3,670	3,757	2.4%	4,193	14.2%
Costa Rica	CRC	486	502	3.4%	508	4.5%	468	501	7.2%	504	7.8%
Guatemala	GTQ	7.66	7.66	(0.1)%	7.71	0.7%	7.65	7.66	0.2%	7.71	0.8%
Honduras	HNL	26.60	26.41	(0.7)%	25.66	(3.5)%	26.70	26.51	(0.7)%	25.75	(3.5)%
Nicaragua	NIO	36.62	36.62	—%	36.62	—%	36.62	36.62	—%	36.62	—%
Uruguay (ii)	UYU	39.13	39.57	1.1%	Not Applicable to Millicom.		40.48	39.04	(3.6)%	Not Applicable to Millicom.
Paraguay	PYG	6,573	6,941	5.6%	7,922	20.5%	6,503	6,576	1.1%	7,994	22.9%

(i) Refer to the note 2 of the IAS 34 for details on the adoption of the amendments to IAS21.

(ii) 2025 average rate as from acquisition date.

(iii) 2026 average rate as from acquisition date.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: May 13, 2026